UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

CANO PETROLEUM, INC.
(formerly Huron Ventures, Inc.)
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

137801 10 6
(CUSIP Number)

Big Sky Management Ltd.
Suite 704 – 1478 West Hastings Street
Vancouver, BC
Canada V6G 3J6
(604) 970-0999
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 10, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No. 137801 10 6

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only): Big Sky Management Ltd.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Sources of Funds (See Instructions): OO (See Item 3)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6)	Citizenship or Place of Organization: British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	392,993
	(8)	Shared Voting Power	-0-
	(9)	Sole Dispositive Power:	392,993
	(10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 392,993
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11): 2.51%
14)	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

This statement relates to the common stock, $0.0001 par value ("Common Stock") of Cano Petroleum, Inc., (formerly Huron Ventures, Inc.) (the "Issuer"). The principal executive offices of the Issuer are located at The Oil & Gas Commerce Building, 309 West 7th Street, Suite 1600, Fort Worth, TX 76102.

Item 2. Identity and Background

(a) – (c) Big Sky Management Ltd. is a British Columbia corporation engaged in the financial industry and is the record owner of 392,993 shares of the Issuer's Common Stock. The registered address of Big Sky Management Ltd. is Suite 704 – 1478 West Hastings Street, Vancouver, British Columbia, Canada V6G 3J6. Eric Boehnke is the sole officer, director and shareholder of Big Sky Management Ltd.

Mr. Boehnke is a citizen of Canada and his residential address is 2756 Lawson Avenue, West Vancouver, British Columbia, Canada V7V 2G4.

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Boehnke is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Effective June 10, 2002 Big Sky Management Ltd. returned 6,500,000 shares to Treasury pursuant to an Agreement and Plan of Merger dated May 26, 2004 among the Issuer, Davenport Acquisition Corp., an Oklahoma corporation wholly-owned by the Issuer (“Subsidiary”), Davenport Field Unit Inc., Inc., a Texas corporation (“Davenport”) the shareholders of Davenport, Cano Energy Corporation, a Texas corporation, and Big Sky Management Ltd.

Item 4. Purpose of Transaction

The purpose of the transaction was as follows: (i) the Issuer acquiring ownership of Davenport, (ii) Davenport merging into Subsidiary to become, a wholly-owned subsidiary of the Issuer, (iii) Subsidiary carrying on the business of Davenport, and (iv) replacement of the Director and Officer of the Issuer.

Big Sky Management Ltd. has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of June 10, 2004, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2004

BIG SKY MANAGEMENT LTD.

Per:	“Eric Boehnke”
Eric Boehnke, President